EX99.4
CONSENT OF QUALIFIED PERSON
I, Nathan Eugene Gerard Bourgeault, M.Eng, P.Eng., PMP, consent to the public filing by Alamos Gold Inc. of the technical report titled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada” and dated effective February 3rd, 2026 (the “Technical Report”).
I also consent to any extracts from, or a summary of, the Technical Report in the February 3rd, 2026, news release of Alamos Gold Inc. (the “News Release”).
I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.
DATED this 20th day of March 2026
“Original Signed”
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Nathan Eugene Gerard Bourgeault, P.Eng.